United States securities and exchange commission logo





                         September 30, 2020

       Peter Pizzino
       President
       Wearable Health Solutions, Inc.
       2300 Yonge Street, Suite 1600
       Toronto, Ontario, Canada M4P1E4

                                                        Re: Wearable Health
Solutions, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 11,
2020
                                                            File No. 24-11316

       Dear Mr. Pizzino:

                                                        We have reviewed your
offering statement and do not have any comments.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements before qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

               You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Jean C. Yu,
       Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
       (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Manufacturing
       cc:                                              Andrew T.E. Coldicutt,
Esq,.